UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"):  MCLOUD TECHNOLOGIES CORP.

B. (1) This is an (check one):

☒ original filing for the Filer.

☐ amended filing for the Filer.

C.  Identify the filing in conjunction with which this form is being filed:

Name of registrant: MCLOUD TECHNOLOGIES CORP.

Form type: Registration Statement on Form 40-F

File number (if known): 001-40745

Filed by: MCLOUD TECHNOLOGIES CORP.

Date filed (if filed concurrently, so indicate): August 16, 2021, concurrently herewith

D.  The Filer is incorporated or organized under the laws of British Columbia and has its principal place of business at:

550-510 Burrard Street
Vancouver, BC V6C 3A8
Telephone: (604) 669-9973

E.  The Filer designates and appoints Russel H. McMeekin (the "Agent"), located at:

Russel H. McMeekin

mCloud Technologies Corp.

580 California Street, 12th Floor

San Francisco, CA 94104

Telephone: (866) 420-1781

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.             Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the Form 40-F in conjunction with which the amendment is being filed.

G.            The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Country of Canada, this 16th day of August, 2021.

Filer: MCLOUD TECHNOLOGIES CORP.

By: /s/ Russel H. McMeekin

Name: Russel H. McMeekin
Title:  Chief Executive Officer, President and Director

This statement has been signed by the following person in the capacity indicated on August 16, 2021

Russel H. McMeekin,
as Agent for Service of Process for MCLOUD TECHNOLOGIES CORP.

By: /s/ Russel H. McMeekin

Name: Russel H. McMeekin

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